UNITED STATES
	     SECURITIES AND EXCHANGE COMMISSION
		   Washington, D.C. 20549

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			 FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF
THE SECURITIES ESCHANGE ACT OF 1934.

Commission File Number 2-84474

APT Housing Partners Limited Partnership
(Exact name of registrant as specified in its charger)

500 West Cummings Park, Suite 6050, Woburn, Massachusetts  01801
(Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

limited partnership interests
(Title of each class of securities covered by this form)

NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports.

Rule 12g-4(a)(1)(i)
Rule 12g-4(a)(2)(ii)
Rule 12g-4(a)(2)(i)
Rule 12g-4(a)(2)(ii)
Rule 12g-4(a)(1)(i)
Rule 12h-3(b)(1)(i)
Rule 12h-3(b)(1)(ii) "X"
Rule 12h-3(b)(2)(i)
Rule 12h-3(b)(2)(ii)
Rule 15d-6

Approximate number of holders of records as of the certification or notice date: 328

Pursuant to the requirements of the Securities Exchange Act of 1934, APT Housing Partners Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	12/12/02		By:	Jeffrey E. Ewing

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Jeffrey E. Ewing, President
APT Asset Management, Inc.
General Partner

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SEC 2069 (01-02)